SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                             Playtex Products, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    72813P100
                                    ---------
                                 (CUSIP Number)

Tami E. Nason, Esq.                     COPY TO:       Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
(617) 619-5400                                         (617) 951-7410

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 1998
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 72813P100    |                         |    Page 2 of 5 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Phemus Corporation                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |  Massachusetts                                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |         ----                                        |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   2,915,963 shares                                  |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |         ----                                        |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |         ----                                        |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  2,915,963 shares                                                |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [X] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  4.8%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |  CO                                                              |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                             Playtex Products, Inc.
                             ----------------------

                                 Amendment No. 1

     This Amendment No. 1 hereby amends the initial Schedule 13D filed on June 6, 1995.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        Paragraphs (a), (b), (c) and (e) of Item 5 are amended in their entirety to read as follows:

        (a), (b) Phemus is the beneficial owner of 2,915,963 shares of Common Stock (approximately 4.8% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission). Phemus has shared power to vote and, under certain limited future circumstances, to dispose of such shares to which this Statement relates.

        In addition, as a result of the voting arrangement between Phemus and HWH Valentine, L.P., Phemus may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a "group" with HWH Valentine, L.P. Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all of the equity securities of the Issuer that are beneficially owned by the other members of the group. However, Phemus disclaims beneficial ownership of the Common Stock beneficially owned by HWH Valentine, L.P., other than the shares reported in this Statement as beneficially owned by Phemus.

        To the best of Phemus' knowledge and belief, none of the executive officers or directors of Phemus beneficially owns any shares of the Common Stock of the Issuer.

        (c) Not applicable.

        (e) This statement is being filed to report the fact that as of January 28, 1998, Phemus ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer, as a result of the issuance by the Issuer of 9,257,375 shares of Common Stock to a third party unrelated to Phemus.


                                Page 3 of 5 Pages

Exhibit A is hereby amended to read in its entirety as follows:

                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

        The names of the directors and executive officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, such director's or executive officer's business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.


I. Directors of Phemus Corporation
   -------------------------------

                                    Present Principal
    Name                            Occupation
    ----                            ----------

Michael R. Eisenson                 President and Chief Executive Officer,
                                    Charlesbank Capital Partners, LLC

Jack R. Meyer                       President,
                                    Harvard Management Company, Inc.

[Position Vacant]

II. Executive Officers of Phemus Corporation
    ----------------------------------------

                                    Office/Position
    Name                            with Phemus
    ----                            -----------

Michael R. Eisenson                 President

Tim R. Palmer                       Vice President

Michael Thonis                      Vice President

[Position Vacant]                   Treasurer

Tami E. Nason                       Clerk


                                Page 4 of 5 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1998

PHEMUS CORPORATION



By: /s/ Tami E. Nason
    -----------------
   Name: Tami E. Nason
   Title: Authorized Signatory


                                Page 5 of 5 Pages